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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Corporate Office Properties Trust

(Name of Issuer)
Common Shares of Beneficial Interest

(Title of Class of Securities)
22002T 10 8

(CUSIP Number)
Howard A. Nagelberg
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison Street, Suite 3900
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22002T 10 8

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Jay H. Shidler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		3,493,580

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,493,580

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,493,580

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

2

Introduction
This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by Mr. Shidler to further amend the Schedule 13D originally filed on October 24, 1997 and amended on March 27, 1998 (the “Schedule 13D”), relating to common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Corporate Office Properties Trust (the “Company”). This Amendment is being filed to disclose a number of transactions consummated since the filing of the Schedule 13D which were not deemed to result in a material increase or decrease in the percentage of the Common Shares beneficially owned by Mr. Shidler when considered individually. In addition, this Amendment is being filed to provide updated information regarding certain convertible securities described in the Schedule 13D, which have, since the filing of the Schedule 13D, been issued to Mr. Shidler in the manner contemplated in the Schedule 13D, or have become freely exercisable. Each of the transactions described in this Amendment has been previously disclosed by Mr. Shidler on a Form 4 or a Form 5.

Item 1.	Security and Issuer
This Amendment relates to Common Shares of the Company. The Company’s principal executive offices are located at 6711 Columbia Gateway Drive, Suite 300, Columbia, Maryland 21046.

Item 2.	Identity and Background
(a)	Jay H. Shidler

(b)	Business address:
The Shidler Group
841 Bishop Street, Suite 1700
Honolulu, Hawaii 96813
(c)	Mr. Shidler is the founder and managing partner of The Shidler Group, the principal business of which is the acquisition and management of real estate properties. See (b) above for the address of The Shidler Group.

(d)	Mr. Shidler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Shidler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Shidler is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
Acquisition and Disposition of Common Shares
As disclosed in the Schedule 13D, 300,000 Common Shares of Corporate Office Properties Trust (the successor to Royale Investments, Inc.) were acquired by Mr. Shidler on October 14, 1997 pursuant to and in connection with the Formation/Contribution Agreement (as defined in the Schedule 13D).
In addition, subsequent to the filing of the Schedule 13D, Mr. Shidler exercised certain options to purchase Common Shares obtained in connection with the Option Grants (as defined below). Specifically, on August 30, 2002, Mr. Shidler exercised options to purchase 12,500 Common Shares for an aggregate cash exercise price of $103,035. In addition, on April 25, 2003, Mr. Shidler exercised options to purchase 10,000 Common Shares for an aggregate cash exercise price of $113,650. Finally, on February 23, 2007, Mr. Shidler exercised options to purchase 20,000 Common Shares for an aggregate cash exercise price of $380,950. The Common Shares purchased by Mr. Shidler in connection with option exercises were purchased with Mr. Shidler’s personal funds.
On September 7, 2006, Mr. Shidler provided to the University of Hawaii Foundation a gift of 305,000 Common Shares of the Company. In addition, on October 13, 2006, Mr. Shidler provided to the University of Hawaii Foundation a gift of 2,237 Common Shares of the Company.

3

Acquisition and Disposition of Partnership Interests
As described in the Schedule 13D, pursuant to the Formation/Contribution Agreement:
•	Mr. Shidler contributed all of the limited partnership interests beneficially owned by him in Comcourt Investment Corporation and South Brunswick Investment Company, LLC to Corporate Office Properties, L.P. (formerly known as FCO, L.P.) (the “Operating Partnership”) in consideration for the issuance of an aggregate of 2,600 Limited Partner Interests and 126,079 Preferred Units in the Operating Partnership;
•	Shidler Equities, L.P. (which is solely owned and controlled by Mr. Shidler and his wife, Wallette Shidler, directly and through Shidler Equities Corp. which is the sole general partner of Shidler Equities, L.P.) contributed a portion of the limited partnership interest owned by it in Blue Bell Investment Company, L.P. (“Blue Bell”) in consideration for the issuance to it of an aggregate of 582,103 Limited Partner Interests and 457,826 Preferred Units in The Operating Partnership; and
•	Shidler Equities L.P. was obligated to contribute to the Operating Partnership in November 2000 its remaining 11% limited partnership interest in Blue Bell (“Retained Interest”) in consideration for 231,823 additional Limited Partner Interests and 153,003 additional Preferred Units of the Operating Partnership to be issued at that time.
As described in the Schedule 13D, Preferred Units of the Operating Partnership were permitted to be converted on or after October 1, 1999 into Limited Partner Interests of the Operating Partnership on the basis of 3.5714 Units of Limited Partner Interest for each Preferred Unit being converted plus an amount in cash equal to the accrued return in respect of such Preferred Units. Each Limited Partner Interest is, in turn, convertible into one Common Share.
As disclosed in the Schedule 13D, if all Preferred Units then owned by Mr. Shidler and Shidler Equities, L.P. were converted into Limited Partner Interests, and all then outstanding Limited Partner Interests owned by Mr. Shidler and Shidler Equities, L.P. were redeemed for Common Shares, Mr. Shidler and Shidler Equities, L.P. would be entitled to receive an aggregate of 452,878 and 2,217,184, respectively, additional Common Shares of the Company. Moreover, 778,259 additional Common Shares of the Company would be issuable in respect of the Limited Partner Interests and Preferred Units issuable to Shidler Equities, L.P. in November 2000 for the Retained Interest.
On October 1, 1999, subsequent to the filing of the Schedule 13D, Mr. Shidler and Shidler Equities, L.P. converted their Preferred Units for an aggregate of 450,278 and 1,635,081, respectively, Limited Partner Interests in the Operating Partnership, giving them a total of 452,878 and 2,217,182, respectively, Limited Partner Interests in the Operating Partnership.
On October 15, 2000, the Retained Interest was contributed to the Operating Partnership in consideration for an aggregate of 778,257 Limited Partner Interests of the Operating Partnership. Following the contribution, Shidler Equities, L.P. held an aggregate of 2,995,439 Limited Partner of the Operating Partnership.
Option Grants
Subsequent to the filing of the Schedule 13D, Mr. Shidler, as Trustee for the Company, has been issued options to purchase Common Shares in the following amounts (these transactions being referred to herein as the “Option Grants”):
•	2,500 Common Shares, exercisable after October 14, 1998 and before October 13, 2007;

•	5,000 Common Shares, exercisable after March 12, 1999 and before March 11, 2008;

•	5,000 Common Shares, exercisable after May 19, 2000 and before May 19, 2009;

•	5,000 Common Shares, exercisable after May 16, 2001 and before May 16, 2010;

•	5,000 Common Shares, exercisable after May 12, 2002 and before May 12, 2011;

•	5,000 Common Shares, exercisable after May 16, 2003 and before May 16, 2012;

•	5,000 Common Shares, exercisable after May 15, 2004 and before May 15, 2013;

•	5,000 Common Shares, exercisable after May 13, 2005 and before May 13, 2014;

•	5,000 Common Shares, exercisable after May 19, 2006 and before May 19, 2015;

•	5,000 Common Shares, exercisable after May 18, 2007 and before May 18, 2016;

4

•	5,000 Common Shares, exercisable after May 17, 2008 and before May 17, 2017; and

•	5,000 Common Shares, exercisable after May 22, 2009 and before May 22, 2018.

Item 4.	Purpose of Transaction
The shares of Common Stock acquired by Mr. Shidler were acquired for the purpose of exercising substantial influence with respect to the affairs of the Company (formerly Royale) and for the purpose of exchanging general and limited partnership interests in special purpose partnerships for the securities of an issuer then listed on the New York Stock Exchange.

Item 5.	Interest in Securities of the Issuer
Jay H. Shidler
(a)	Aggregate number of Common Shares beneficially owned: 3,493,580, including 3,448,317 common units in the Operating Partnership exchangeable for Common Shares. Percentage: 6.8%.

(b)	1. Sole power to vote or direct vote: 3,493,580
2.	Shared power to vote or direct vote: -0-

3.	Sole power to dispose or direct the disposition: 3,493,580

4.	Shared power to dispose or direct the disposition: -0-
(c)	Mr. Shidler has not engaged in any transactions in the Common Shares of the Company during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On September 6, 2006, Mr. Shidler entered into a Gift Agreement (the “Gift Agreement”) with the University of Hawaii Foundation (the “Foundation”) and the University of Hawaii (the “University”), pursuant to which Mr. Shidler agreed to provide an irrevocable gift of $25,000,000 to the Foundation for the benefit of the University’s College of Business. Upon execution of the Gift Agreement, the gift was to be funded (i) with an initial gift to the Foundation of $14,000,000 in publicly traded securities, (ii) by an unconditional and irrevocable pledge to the Foundation of $10,000,000 in cash or publicly traded securities payable over a five year period (the “Pledge”) and (iii) with a current gift-in-kind of 1,000,000.
On September 7, 2006, Mr. Shidler issued to the Foundation a gift of 305,000 Common Shares of the Company, in satisfaction of the initial gift contemplated by the Gift Agreement. Because this initial gift proved to have a market price of slightly less than $14,000,000, Mr. Shidler issued to the Foundation a gift of 2,237 additional Common Shares of the Company on October 13, 2006.
In addition, On September 6, 2006, Mr. Shidler and the Foundation entered into a Security Agreement for Assignment of Limited Partnership Interest as Collateral (the “Security Agreement”). Pursuant to the terms of the Security Agreement, Mr. Shidler assigned to the Foundation, for collateral and security purposes only, his right, title and interest in and to 219,058 Limited Partner Interests in the Operating Partnership as security for the Pledge. As the Pledge is payable in five annual installments of $2,000,000 each, the Security Agreement provides for the release of 43,811 Limited Partner Interests following each annual payment. On September 14, 2007, Mr. Shidler made a cash payment of $2,000,000 to the Foundation as payment of the first installment of the Pledge. As a result of this cash payment, 43,811 Limited Partner Interests were released by the Foundation, while the Foundation retained its security interest in the remaining 175,247 Limited Partner Interests.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. University of Hawaii Foundation Gift Agreement, dated September 6, 2006, by and among Jay H. Shidler, the University of Hawaii Foundation and the University of Hawaii
Exhibit 2. Security Agreement, dated September 6, 2006, by and between Jay H. Shidler and the University of Hawaii Foundation

5

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2008

Date

/s/ Jay H. Shidler

Signature

Jay H. Shidler, Chairman

Name and Title

EXHIBIT 1
University of Hawai`i Foundation Gift Agreement
Shidler College of Business at the University of Hawai`i at Manoa
THIS GIFT AGREEMENT (the “Agreement”) is made this 6th day of September, 2006, by and among Jay H. Shidler, of Honolulu, Hawaii (the “Donor”), the University of Hawai`i Foundation (the “Foundation”), a Hawaii nonprofit corporation, and the University of Hawai`i, the state university and a body corporate established under the Constitution and laws of the State of Hawai`i (the “University”).
I. INTRODUCTION
The Donor will provide an irrevocable gift (the “Gift”) of Twenty-Five Million Dollars ($25,000,000) to the Foundation for the benefit of the University’s College of Business, which is to be renamed the Shidler College of Business at the University of Hawai`i at Manoa in recognition of such gift. The Gift shall be funded (i) currently with a gift to the Foundation of Fourteen Million Dollars ($14,000,000) in publicly traded securities, (ii) by an unconditional and irrevocable pledge to the Foundation of Ten Million Dollars ($10,000,000) in cash or publicly traded securities payable over a five (5) year period and (iii) with a current gift-in-kind of One Million Dollars ($1,000,000), all as described more particularly in Section III below.
II. PURPOSE OF THE GIFT
The Donor desires that the Gift be utilized to better enable the University’s College of Business to become, by December 31, 2013, one of the top twenty-five university-level public business schools in the United States, with one of the top fifty public or private M.B.A. programs.
III. FUNDING OF THE GIFT
The Donor shall irrevocably and unconditionally fund the Gift as described below:
A. The Shidler Endowment Fund — 2006.
     The Donor shall irrevocably transfer and assign to the Foundation, on or before September 8, 2006, that number of registered common share beneficial interests (“Shares”) of Corporate Office Properties Trust (“OFC”), a Maryland real estate investment trust, that shall have an aggregate fair market value on such date of not less than Ten Million Two Hundred Fifty-Thousand Dollars ($10,250,000.00). For purposes of this Agreement, the fair market value of a Share shall be equal to the mean price of such Share on the New York Stock Exchange on the date of transfer. This portion of the Gift shall be named The Shidler Endowment Fund — 2006.
B. The Shidler Excellence Fund — 2006.
1.	The Donor shall irrevocably transfer and assign to the Foundation, on or before September 8, 2006, that number of Shares that shall have an aggregate fair market value on such date of not less than Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000.00). This portion of the Gift and the other gifts described in this Section III.B shall be named The Shidler Excellence Fund — 2006.
2.	To fund the balance of the Shidler Excellence Fund, the Donor, on behalf of himself and his heirs, executors, administrators, personal representatives,

trustees (if applicable), assigns and estate, hereby irrevocably and unconditionally pledges to pay, transfer and assign to the Foundation Ten Million Dollars ($10,000,000) in cash, or registered publicly traded securities reasonably acceptable to the Foundation (the receipt or sale of which by the Foundation will not generate unrelated business income tax within the meaning of Sections 511-514 of the Internal Revenue Code of 1986, as amended), payable in five (5) installments of Two Million Dollars ($2,000,000.00) annually on the following schedule, or in full upon the death of the Donor (the “Pledge”):

First payment of $2,000,000.00 to be paid on or before September 30, 2007

Second payment of $2,000,000 to be paid on or before September 30, 2008

Third payment of $2,000,000 to be paid on or before September 30, 2009

Fourth payment of $2,000,000 to be paid on or before September 30, 2010

Fifth payment of $2,000,000 to be paid on or before September 30, 2011

The Pledge contained in this Agreement shall be secured by a collateral security assignment of all of the Donor’s right , title and interest in and to 219,058 limited partnership units (“Units”) in Corporate Office Properties, L.P., a Delaware limited partnership (the “Partnership”), and any and all rights to Shares for which the Units may be redeemed, and Donor shall enter into any and all security agreements or other interests as the Foundation may reasonably deem necessary and appropriate to provide such security to the Foundation to secure payment of the Pledge. The number of Units that are subject to the collateral security assignment will be reduced each year by twenty percent (20%), i.e. 43,811 Units, as the annual installments of the Pledge are paid. In addition, the Donor shall have the right to substitute other comparably liquid and valuable collateral for the Units, subject to the prior reasonable approval of the Foundation.

The Donor understands and agrees that the Foundation and the University will rely upon this Pledge when making expenditures, entering into contracts, and engaging in other activities for the benefit of the Foundation and/or the University, and that other donors may make contributions to the Foundation in reliance upon this Pledge.

The Donor intends and agrees that the Pledge constitutes a binding, enforceable and unconditional obligation of the Donor and Donor’s heirs, executors, administrators, personal representatives, trustees, assigns and estates. In order to ensure that this Pledge is fulfilled, the Donor will provide, by an effective testamentary disposition, for the payment to the Foundation of the balance of the Pledge, if any, that remains unpaid at the time of the Donor’s death. If for any reason this testamentary disposition or irrevocable remainder beneficiary designation is not made or is not effective, the balance of the total amount of the Pledge, if any, which has not been satisfied before the death of the Donor shall be a debt of the Donor’s probate and trust (if applicable) estates, and shall be the joint and several liability of the Donor’s personal representative and Donor’s successor trustee (if applicable) and payable no later than six (6) months after the death of the Donor, subject to any unavoidable delays attendant to the probate or other post-mortem testamentary processes. In the event the Foundation institutes legal action to enforce the Pledge set forth in this

Agreement, it shall also be entitled to recover all of its reasonable attorneys’ fees and costs incurred thereby.

Other than with respect to the assertion by the Foundation and University of the occurrence of a purported Renaming Event (as defined in Section VI) that is judicially determined or admitted by the Foundation or the University to be lacking in factual or legal merit, the Donor and his heirs, executors, administrators, personal representatives, trustees, assigns and estates hereby expressly waives any and all defenses, counterclaims, or similar rights which might excuse or provide a defense to the fulfillment of the Pledge by Donor or his heirs, executors, administrators, personal representatives, trustees, assigns and estates.
C. The Shidler Gift-in-Kind.
     The balance of the Gift shall be a gift-in-kind (“The Shidler Gift-in-Kind — 2006”, sometimes also referred to herein as the “Gift in Kind”), by which the Donor shall fund directly, and supervise the application of, One Million Dollars ($1,000,000) of the cost of renovating and remodeling the facilities of the College of Business. The Donor and the University shall agree upon the specific nature of such renovations which shall be made in accordance with the University’s policies and procedures in effect from time to time. The parties acknowledge that the total cost of such renovations and remodeling may exceed the amount of the Gift-in-Kind, and that the Donor shall have no obligation beyond the Gift-in-Kind with regard thereto.
D. The Shidler Funds — 2006.
     The Shidler Endowment Fund — 2006 and the Shidler Excellence Fund — 2006 are collectively referred to herein as the Shidler Funds — 2006. The Donor and/or any other related or affiliated person or entity may make additional contributions of cash and/or property to The Shidler Funds — 2006 by lifetime gift, bequest or otherwise. All such contributions shall be subject to the terms and conditions of this Agreement.
IV. USES OF THE SHIDLER FUNDS — 2006
The Foundation shall distribute to the University and the University shall use distributions from The Shidler Endowment Fund — 2006 for the purposes of the College of Business set forth in Addendum A, attached hereto, and shall use distributions from The Shidler Excellence Fund — 2006 for the purposes of the College of Business set forth in Addendum B, attached hereto.
V. ADMINISTRATION
The Foundation agrees to accept the Gift and to administer and distribute The Shidler Funds — 2006 to the University for the benefit of the University’s College of Business in accordance with the following terms and conditions:
A. The Shidler Endowment Fund — 2006
1.	The Foundation shall invest and manage The Shidler Endowment Fund — 2006 in accordance with the Foundation’s endowment investment policy in effect from time to time, except as may be provided specifically herein. Each calendar quarter, the Foundation shall pay to the University for the College of Business an amount equal to one and one-quarter percent (1.25%) of the trailing twelve-quarter average fair market value of The Shidler Endowment Fund — 2006 (or such shorter period as the fund has been in existence), with a prorated payment being made to the University’s College of Business at the end of the first full calendar quarter after the Gift is made based upon the date of the Gift. Interest earned on funds from the date of their receipt to the date such funds are invested with the Foundation’s endowment accounts will be credited to the Shidler Endowment Funds — 2006.

2.	In addition to the payment to the University for the College of Business, the Foundation shall be entitled to an Annual Management Fee to provide the essential support necessary to its overall operations. The Annual Management Fee, which shall not exceed one and one-half percent (1.5%) per year of the fair market value of the assets of The Shidler Endowment Fund — 2006 as of June 30 of the preceding year (or the value of the Gift in the first fiscal year of the Gift) and will be administered in accordance with the Foundation’s Investment Policy.

3.	No portion of the Shidler Endowment Fund — 2006 shall be used to pay or reimburse the University for generally allocated overhead expenses of the University, including, but not limited to, utilities, security, admissions, insurance, etc.
B. The Shidler Excellence Fund — 2006
1.	The parties anticipate that the Foundation shall distribute to the University for the purposes of the College of Business all of the assets of The Shidler Excellence Fund — 2006 by December 31, 2013.

2.	The Foundation shall invest the portion of The Shidler Excellence Fund — 2006 not currently required for the uses described in Addendum B in a manner consistent with its investment policies in effect from time to time, with the return on such investments used to benefit the programs and uses described in Addendum B.

3.	The Foundation shall be paid an Annual Management Fee of one-half percent (0.5%) of the fair market value of the investment of the assets of The Shidler Excellence Fund — 2006 not currently required for the uses described in Addendum B. Such calculation shall be made as of June 30 of each year, payable on or about July 15 each year and ratably prorated for the first year based on the date of the Gift.

4.	The Foundation shall be paid a one-time Administrative Service Fee of One Hundred Fifty Thousand Dollars ($150,000) from the Shidler Excellence Fund — 2006 to be used to defray, in part, the Foundation’s operating costs. The Foundation will not charge an additional Administrative Service Fee for any future contributions to The Shidler Excellence Fund — 2006, including, without limitation, any amounts payable under the Pledge described in Section III.B.2 hereof.

5.	No portion of the Shidler Excellence Fund — 2006 shall be used to pay or reimburse the University for generally allocated overhead expenses of the University, including but not limited to utilities, security, admissions, insurance, etc.
C.	By September 1 of each year, the University shall provide the Donor (or if the Donor is deceased, his Heirs as defined in Section VI.) with a formal accounting of the income earned on and the uses of The Shidler Funds — 2006 during the past fiscal year. The University shall also provide the Donor (or if the Donor is deceased, his Heirs as defined in Section VI.) with informal accountings of income and expenditures on a quarterly basis. Additionally, the University shall provide the Donor (or his Heirs), by April 1 of each year, with a formal report of the budgeted use of The Shidler Funds — 2006 for the subsequent fiscal year. If the Donor (or an Heir) so chooses, he shall also have the option to review the annual accounting of the past year and/or the report of the budgeted use for the next year personally with the Dean of the College of Business and/or an appropriate representative of either or both of the College of Business and the University. Within the parameters of Addendums A and B and subject to the stated purposes of this Agreement, the University remains responsible for determining the use of The Shidler Funds — 2006.
D.	The Foundation shall operate at all times in a manner consistent with its tax-exempt public charity status, such that contributions to the Foundation are deductible to the maximum extent permitted by law.
VI. RECOGNITION
In recognition of the Donor’s Gift to the Foundation and the transformative changes that the Donor, the University and the Foundation anticipate for the College of Business as a result of the Gift, the University agrees that the College of Business shall be renamed the Shidler College of Business at the University of Hawai`i at Manoa (“Shidler College of Business”).
To enhance The Shidler Funds — 2006 and to help attract gifts from other donors for similar purposes, the University and the Foundation shall hold a ceremony, at a time mutually convenient to the parties, to celebrate the renaming of the College of Business as the Shidler College of Business at the University of Hawai`i at Manoa. The University and the Foundation shall also make appropriate announcements through internal and external media and shall accord such other recognition of the Donor’s transforming gift and the renaming of the College of Business as shall be appropriate, with all public announcements being subject to prior consultation with and input of the Donor.
Subject only to the following two paragraphs, the naming of the Shidler College of Business in recognition of the Gift shall be permanent, maintained in perpetuity, and irrevocable. The name shall apply to the principal business education program of the University such that, for example, if the University shifts the focus or location of its main undergraduate business and/or M.B.A. program to any other campus or campuses, the University’s main undergraduate business and M.B.A. programs, wherever located, shall each continue to bear the Donor’s name pursuant to the terms set forth herein. At present, it is understood that the College of Business is devoted both to undergraduate and graduate business education. If, at any time in the future, the University determines to divide the College of Business currently located at its Manoa campus into two or more programs, with one or more programs devoted to the education of undergraduates and the other(s) to graduate studies in business, the University shall cause all such programs to bear the Donor’s name.
Notwithstanding the foregoing paragraphs or any other provision of this Agreement, in the event of the occurrence of a “Renaming Event”, as defined below, (i) the University, acting through its Board of Regents, shall have the right to rename the College of Business and any and all other programs bearing Donor’s name and (ii) the Foundation, acting through its Board of Trustees, shall have the right to direct the funds received under this Agreement to another educational purpose of the University. For purposes of this Agreement, a Renaming Event shall be defined as (i) a final non-appealable conviction of the Donor for a felony or a crime involving fraud, dishonesty or moral turpitude which causes the University’s Board of Regents to reasonably determine, in accordance with its established procedures and protocols for formal determinations, that continued use of the Donor’s name by the University would compromise the public trust or (ii)

the failure, for any reason whatsoever, of the Donor, or his heirs, executors, administrators, personal representatives, trustees, assigns and estates, as the case may be, to fulfill and pay the Pledge or any portion thereof, when due and payable, and such failure is not cured within thirty (30) days after written notice is provided by the Foundation to the Donor (if the Donor is then living) or the Donor’s personal representative and successor trustee (if the Donor is then deceased), provided that in the event that the Donor is not living, a delay in effectuating payment shall be permitted as and to the extent necessitated by the administration of the Donor’s estate, so long as the executor, heirs and legal representatives of the Donor are proceeding diligently and in good faith in the applicable probate or other testamentary proceedings to cause such payment to be legally authorized by the probate court or other applicable judicial or other body, and such payment is made to the Foundation as soon as possible after such legal authorization is obtained.
In the event the University determines a Renaming Event has occurred and elects to rename the College of Business and/or in the event the Foundation elects to redirect the use of funds gifted hereunder, the University and the Foundation shall provide written notice of their respective findings and intended actions to the Donor, or if the Donor is deceased, each of the Donor’s spouse, children and grandchildren, including adoptive children and grandchildren (Donor’s spouse, children and grandchildren, including adoptive children and grandchildren being referred to as collectively, the “Heirs”), at all such persons’ last known addresses. The parties agree that the Donor, and if the Donor is deceased, the Heirs, shall have the right to seek judicial review of the University’s and/or Foundation’s intended action in the State of Hawai’i Probate Court (or an alternative then-appropriate court in the State of Hawai’i having jurisdiction), and shall have legal standing for such purpose; provided any such action must be commenced within sixty (60) days of the provision of such notice by the University and the Foundation to all necessary parties, with all notices hereunder deemed to have been provided upon receipt by all such parties.
In the unlikely event the Foundation, in consultation with the University, determines that it is impossible to fulfill the requirements of this Agreement related to the educational and charitable uses of the Gift, the Foundation shall provide written notice of such determination to the Donor, of if the Donor is deceased, to the Heirs at all such persons’ last known addresses. In such event, following the provision of the notice described in the preceding sentence, the Foundation will jointly consult with the Donor (or if the Donor is deceased, the Heirs) and the University, and the Foundation will determine an alternate use or disposition of the Shidler Funds — 2006 consistent with Foundation policy and as reasonably consistent with the Donor’s intent and the needs of the University as possible. In such event, the Shidler Funds — 2006 would retain their identity and the naming rights granted hereunder would continue unaffected; subject, however, to the provisions of the preceding paragraphs. In the event the Donor or, if the Donor is deceased, any of the Heirs then alive disagree with either (i) the Foundation’s determination that it is impossible to fulfill the charitable purposes of the Gift or (ii) the Foundation’s determination of an alternate use for the Shidler Funds — 2006, the parties agree that the Donor, or if the Donor is deceased, the contesting Heirs, shall have the right to seek judicial review of the Foundation’s determination in the State of Hawai’i Probate Court (or alternative then-appropriate court in the State of Hawai’i having jurisdiction), and shall have legal standing for such purpose; provided any such action must be commenced within sixty (60) days of the provision of notice by the Foundation of (i) its determination of impossibility or (ii) determination of an alternate use for the Shidler Funds — 2006, as the case may be. Such notice shall be deemed provided upon receipt by all such parties. Further, in the event either the Foundation, University or the Hawai’i State Attorney General bring an action regarding the use and administration of the Shidler Funds — 2006, including, without limitation, a cy pres or equitable deviation action, the Donor, or if the Donor is deceased, the Heirs shall have legal standing in any such action and shall be provided notice of such action by the Foundation or the University, as the case may be, in a timely manner consistent with the preservation of their foregoing rights.

VII. REPRESENTATIONS AND WARRANTIES
     A. Representations and Warranties of the Foundation. The Foundation makes the following representations and warranties as of the date of this Agreement and upon the contribution and funding of the Gift.
1.	The Foundation is a Hawai’i nonprofit corporation duly organized, validly existing and in good standing under the laws of the State of Hawai’i with full corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the performance of the transactions contemplated by this Agreement have been authorized and approved by all necessary corporate action on the part of the Foundation.

2.	The Internal Revenue Service (“IRS”) has issued a determination letter dated February 10, 1966, as amended by letter dated November 9, 1970, recognizing the Foundation as an organization described in Internal Revenue Code (the “Code”) Section 501(c)(3) and not a private foundation within the meaning of Code Section 509(a)(1), a true and correct copy of which is attached hereto as Annex 1. The IRS has not revoked, withdrawn or issued a notice that it intends to revoke such recognition. The Foundation is not currently under audit with respect to its exempt status or unrelated trade or business income. Any Form 990 returns, 990-T returns or other documents with respect to the tax reporting or tax status of the Foundation furnished to the Donor are true and correct copies.

3.	To the best knowledge of the Foundation, after reasonable inquiry (for purposes of this Agreement the Foundation will be deemed to have knowledge if either William R. King or Donna Vuchinich have knowledge of the particular fact or matter), (i) the execution, delivery and performance of the transactions contemplated by this Agreement by the Foundation will not violate or breach any organizational documents of the Foundation, or (ii) result in any material violation of any law, rule regulation, order or agreement to which the Foundation is subject or bound.

4.	To the best knowledge of the Foundation, after reasonable inquiry, there is no pending or threatened Proceeding that challenges or would likely prevent the completion of the transactions contemplated by this Agreement. For purposes of the foregoing, “Proceeding” is defined as any action, arbitration, hearing, audit, investigation, litigation or suit or other legal proceeding commenced, brought, conducted or heard by or before, or otherwise involving, any governmental body or arbitrator.
     B. Representations and Warranties of the University. The University makes the following representations and warranties as of the date of this Agreement and upon the contribution and funding of the Gift.
1.	The University is a governmental entity and body corporate organized under the laws of the State of Hawai`i, the execution, delivery of this Agreement and performance of the transactions contemplated by this Agreement have been authorized and approved by all necessary corporate action on the part of the University.

2.	To the best knowledge of the University, after reasonable inquiry (for purposes of this Agreement the University will be deemed to have knowledge if the undersigned representative of the University has knowledge of the particular fact or matter) the execution and delivery, and the performance of the transactions contemplated by this Agreement by the University (i) will not violate or breach any organizational documents of the University, or (ii) result in any material violation of any law, rule regulation, order or agreement to which the University is subject or bound.

3.	To the best knowledge of the University after reasonable inquiry, there are no is no pending or threatened Proceeding that challenges or would likely prevent the completion of the transactions contemplated by this Agreement. For purposes of the foregoing, “Proceeding” is defined as any action, arbitration, hearing ,audit, investigation, litigation or suit or other legal proceeding commenced, brought, conducted or heard by or before, or otherwise involving, any governmental body or arbitrator.

4.	The College of Business is an academic program of the University and the University has the power and authority to operate the College of Business and direct its operations.
     C. Representations and Warranties of the Donor. The Donor makes the following representations and warranties as of the date of this Agreement and upon the contribution and funding of the Gift.
1.	The Donor is a Hawai’i resident with full power and authority to enter into and perform his obligations under this Agreement.

2.	To the best knowledge of Donor after reasonable inquiry, the execution, delivery and performance of the transactions contemplated by this Agreement by the Donor will not result in any material violation of any law, rule regulation, order or agreement to which the Donor is subject or bound.

3.	The Shares are owned by Donor free and clear of all liens and encumbrances and, to the best knowledge of the Donor after reasonable inquiry, have been duly and validly issued and are fully paid and non-assessable and Donor will defend the same against claims and demands of all persons.

4.	The Shares are fully transferable and do not require the consent of any other party (or all necessary consents have been obtained) and to the best knowledge of the Donor, after reasonable inquiry, the transfer of the Shares contemplated by this Agreement will not violate any state or federal securities laws.

5.	To the best knowledge of the Donor after reasonable inquiry, the Shares and the holder thereof are subject to no outstanding obligations to pay in additional capital to the issuer.

6.	To the best knowledge of the Donor, after reasonable inquiry, the materials provided to the Foundation and/or the University by Donor or Donor’s attorneys or agents (i) regarding OFC, namely SEC Form 10-K dated March 16, 2006 of OFC, the Annual Report for 2005 of OFC, and the Registration Rights Agreement dated March 16, 1998 and (ii) regarding the Partnership, namely the COLP Limited Partnership Agreement, as amended, are each true and correct in all material respects, and constitute complete copies.

7.	To the best knowledge of the Donor after reasonable inquiry, all Shares received by the Foundation will be registered under the federal securities laws, pursuant to a current registration statement or registerable under a valid registration rights agreement.
8.	Donor has consulted his own independent legal and tax experts with respect to the Gift and the legal and tax consequences thereof and received such independent advice as he may deem necessary and appropriate.
9.	To the best knowledge of Donor after reasonable inquiry, Donor has full power and authority to pledge his interest in the Units as described in Section III.B.2; subject only to obtaining the requisite formal consent from OFC, in its capacity as General Partner of the Partnership, which consent Donor warrants to have been orally granted and to be available and forthcoming in proper written form.
VIII. CONFIDENTIALITY
The Foundation considers records related to the Gift and this Agreement to be confidential information, and agrees to maintain the confidentiality of the legal parameters for the donation and naming rights provided hereunder, subject only to required legal disclosure and disclosure to those officials of the University reasonably necessary and required to obtain the requisite approvals of this Agreement and to carry out of the transactions contemplated hereby.
IX. GOVERNING LAW
The validity, execution, interpretation and enforcement of this Agreement shall be governed by the laws of the State of Hawai’i in force as of the date of execution hereof.
X. FORMAL ACCEPTANCE
This Agreement shall become effective upon its execution and the completion of all measures required for the formal acceptance of the Gift by the Foundation. In that regard, it is understood that the terms and conditions of this Agreement are, with respect to the University, subject to formal approval by the Board of Regents of the University, which approval will be immediately sought by the University and the Foundation and is expected to be obtained on or about September 6, 2006, so as to enable the Donor to complete the transfer of the Gift to the Foundation on or before September 8, 2006.
XI. SUCCESSORS AND ASSIGNS
This Agreement may not be assigned by Donor and shall be binding upon Donor’s successors, assigns, heirs, executors, administrators, personal representatives, trustees, assigns and estates, as the case may be. In parallel fashion, this Agreement shall be binding on the respective and collective successors and assigns of the Foundation and the University.
ACCEPTED BY THE DONOR:

/s/ Jay H. Shidler

Jay H. Shidler	Date
ACCEPTED FOR THE UNIVERSITY OF HAWAI`I FOUNDATION BY:

/s/ Donna Vuchinich	9/6/06

Donna Vuchinich	Date
President
ACCEPTED FOR THE UNIVERSITY OF HAWAI`I BY:

/s/ David McClain	9/6/06

David McClain	Date
President

ADDENDUM A
The Shidler Endowment Funds — 2006
Uses
$10,250,000 will used to establish endowment accounts for the following purposes:
1.	$2,000,000 will be used establish 2 professorships.

2.	$3,000,000 will be used to establish 6 professorships.

3.	$1,250,000 will be used to establish 5 Faculty Fellowships.

4.	$1,000,000 will be used to establish a Research Seminar Series.

5.	$3,000,000 will be used to provide matching funds for new professorships, fellowships and scholarships.
Naming
1.	The donor may name each endowment account.

2.	Endowment accounts may be named by the donor subsequent to their establishment and support of the program.

3.	Such naming is subject to the approval of the University Board of Regents.

ADDENDUM B
The Shidler Excellence Funds — 2006
Uses
$13,750,000 will be to establish expendable accounts for the following purposes:
1.	63% of the funds, plus or minus 5%, including interest earned from the investment account, shall be used for programs that will have immediate impact on the excellence of the business school including expenditures for scholarship support, initial program startup costs and the costs for staff support.

2.	27% of the funds, plus or minus 3%, including interest earned from the investment account, shall be used for programs that provide faculty support including summer research support and visiting faculty.

3.	8% of the funds, plus or minus 1.5%, including interest earned from the investment account, shall be used for marketing and communications support including website development and collateral material.

4.	2% of the funds, plus or minus 1%, including interest earned from the investment account, shall be used for building renovations and remodeling. (This does not include the building renovations and remodeling associated with The Shidler Gift-in-Kind — 2006.)
The Dean of the College of Business will consult the Donor regarding the specific uses of the funds as referenced above.

EXHIBIT 2
SECURITY AGREEMENT
FOR
ASSIGNMENT OF LIMITED PARTNERSHIP INTERESTS AS COLLATERAL
(CORPORATE OFFICE PROPERTIES, L.P.)
THIS SECURITY AGREEMENT FOR ASSIGNMENT OF LIMITED PARTNERSHIP INTERESTS AS COLLATERAL (this “Agreement”) is made as of September 6, 2006 by JAY H. SHIDLER, an individual (“Assignor”) to the University of Hawai`i Foundation, a Hawaii nonprofit corporation (“Secured Party”).
RECITALS
     A. Assignor owns certain limited partnership interests (“OP Units”) in Corporate Office Properties, L.P., a Delaware limited partnership (the “Partnership”), as set forth in that certain Second Amended and Restated Limited Partnership Agreement, dated as of December 7, 1999 (as amended, modified or restated from time to time, the “Partnership Agreement”).
     B. Assignor and Secured Party have executed and delivered that certain Gift Agreement, dated as of September 6, 2006, by and between Assignor, the University of Hawai`i and Secured Party (the “Gift Agreement”) pursuant to which Assignor has agreed to transfer an aggregate of ten million dollars ($10,000,000) (“Deferred Gift”), in five (5) equal annual installments of two million dollars ($2,000,000) each (each, an “Installment”), payable in cash or registered publicly traded securities, to Secured Party, on or before each of September 30, 2007, September 30, 2008, September 30, 2009, September 30, 2010 and September 30, 2011 (the “Obligations”), and the Obligations are secured by this Agreement.
     NOW THEREFORE, for and in consideration of the foregoing recitals (which are hereby incorporated into the operative provisions of this Agreement by this reference) and the mutual promises, agreements and undertakings set out in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
ARTICLE I. ASSIGNMENT
     1.1    Interests Assigned.
     (a) Assignor hereby assigns, transfers, pledges, conveys and grants to Secured Party, for collateral security purposes only, a first priority security interest in and to all of his respective right, title and interest in and to two hundred nineteen thousand fifty-eight (219,058) of Assignor’s OP Units in the Partnership (as may be reduced from time to time, the “Pledged OP Units”), including, without limitation, Assignor’s rights to and with respect to: (a) issues, profits, cash flow and distributable income from the Partnership paid in respect of the Pledged OP Units; (b) refinancing and sale proceeds upon termination and dissolution of the Partnership or otherwise paid in respect of the Pledged OP Units; (c) any and all property in any form distributed to Assignor on account of Assignor’s ownership of the Pledged OP Units; and (d) the common share beneficial interests of Corporate Office Properties Trust (“COPT”) which may be received upon redemption of the Pledged OP Units pursuant to the Partnership Agreement.
     (b) The parties agree that the security interest in Section 1.1 shall apply only to the Pledged OP Units and rights with respect thereto, and shall not extend to any other interest currently held or hereafter acquired by Assignor in the Partnership, COPT or their affiliates, including other OP Units in the Partnership and common share beneficial interests of COPT (except such shares of COPT as may be issued in redemption of any or all of the Pledged OP Units). Without limiting anything else contained herein, it is understood and agreed that Assignor presently owns an additional two hundred thirty three thousand eight hundred twenty (233,820), OP Units in the Partnership that are not subject to or encumbered by this Agreement and that constitute (together with any Pledged OP Units that are released in accordance with Section 1.2 or hereafter acquired by Assignor) the Other OP Units (defined below).

     1.2 Partial Releases of Pledged OP Units — Reduction of Collateral. The parties agree that the aggregate number of Pledged OP Units shall be subject to reduction as follows:
     (a) Upon payment by Assignor to Secured Party of the first Installment, (i) forty-three thousand eight hundred eleven (43,811) Pledged OP Units shall be released from the security interest described in Section 1.1 and (ii) one hundred seventy-five thousand two hundred forty-seven (175,247) Pledged OP Units shall remain subject to such security interest;
     (b) Upon payment by Assignor to Secured Party of the second Installment, (i) forty-three thousand eight hundred eleven (43,811) Pledged OP Units shall be released from the security interest described in Section 1.1 and (ii) one hundred thirty-one thousand four hundred thirty-six (131,436) Pledged OP Units shall remain subject to such security interest;
     (c) Upon payment by Assignor to Secured Party of the third Installment, (i) forty-three thousand eight hundred eleven (43,811) OP Units shall be released from the security interest described in Section 1.1 and (ii) eighty-seven thousand six hundred twenty-five (87,625) Pledged OP Units shall remain subject to such security interest;
     (d) Upon payment by Assignor to Secured Party of the fourth Installment, (i) forty-three thousand eight hundred eleven (43,811) Pledged OP Units shall be released from the security interest described in Section 1.1 and (ii) forty-three thousand eight hundred fourteen (43,814) OP Units shall remain subject to such security interest; and
     (e) Upon payment by Assignor to Secured Party of the fifth Installment, (i) forty-three thousand eight hundred fourteen (43,814) Pledged OP Units shall be released from the security interest described in Section 1.1 and (ii) zero (0) Pledged OP Units shall remain subject to such security interest.
In the event of a prepayment of all or any portion of an Installment, a pro rata number of additional Pledged OP Units shall be released from the security interest described in Section 1.1. For the avoidance of doubt, any Pledged OP Units that are released from the security interest described in Section 1.1 shall no longer be Pledged OP Units and shall be Other OP Units (defined below).
     1.3 Obligations Secured. The foregoing assignment shall secure full performance and payment in full by Assignor of the Obligations, and Assignor recognizes and agrees that it has received sufficient consideration to support the pledge of Pledged OP Units hereunder.
ARTICLE II. COVENANTS, REPRESENTATIONS AND WARRANTIES
     Assignor hereby covenants, represents and warrants to Secured Party with respect to the Pledged OP Units as follows:
     2.1 Ownership of the OP Units. Assignor is the sole owner of the Pledged OP Units, free from any lien, security interest, claim or encumbrance (other than the Partnership Agreement), has the right to grant Secured Party a first security interest therein, and shall reasonably defend the Pledged OP Units against the claims and demands of any and all persons at any time claiming the same or any interest therein. As of the date hereof, there are no certificates, instruments or other documents evidencing any of the Pledged OP Units.
     2.2 No Transfers.
     (a) Assignor will not, without the prior written consent of Secured Party, in any way hypothecate or create or permit to exist any lien, security interest or encumbrance on or other interest in the Pledged OP Units except that created by this Agreement, nor will Assignor sell, transfer, assign, exchange or otherwise dispose of the Pledged OP Units or any interest therein (each, a “Transfer”) unless expressly permitted by Secured Party in writing (and only then after prior written notice has been given to Secured Party and after the execution, procurement and delivery to Secured Party of any and all documents, financing statements or other instruments, notices or agreements reasonably required by Secured Party to perfect or continue perfection and first priority of Secured Party’s security interest in the Pledged OP Units), and except for transfers to members of his immediate family or to trusts or other entities established for him or such parties’ benefit, subject to the security interest vested by this Agreement. If the proceeds of any such sale are notes, instruments or chattel paper, such proceeds shall be promptly delivered to Secured Party to be held as collateral hereunder. If the Pledged OP Units, or any part thereof, or any interest therein, is Transferred in violation of these provisions, the security interest of Secured Party shall continue in the Pledged OP Units or part thereof notwithstanding such Transfer.
     (b) For purposes of this Section 2.2(b), a Transfer shall not be deemed to have occurred upon any redemption by Assignor of the OP Units for cash or shares of common stock of COPT in accordance with Article IX of the Partnership Agreement and Assignor shall have to right to redeem the Pledged OP Units pursuant to Article IX of the Partnership Agreement at any time in his sole discretion. Shares of common stock of COPT issued upon redemption of any of the Pledged OP Units shall continue to be subject to the security interest.
     (c) Notwithstanding any other provision of this Agreement, Assignor shall have the absolute right to Transfer any OP Units in the Partnership owned by Assignor or affiliates of Assignor other than the Pledged OP Units (“Other OP Units”), including any shares of COPT into which such Other OP Units may be converted from time to time.
     2.3 No Other Financing Statement; Authorization to File Financing Statements. No financing statement covering the Pledged OP Units or any part thereof is on file in any public office. Assignor hereby authorizes Secured Party to file any and all financing statements pursuant to the Uniform Commercial Code, as adopted in Delaware (the “Code”), in order to perfect or otherwise evidence the security interest granted hereby. Assignor agrees that it shall pay the fee for filing same in all public offices where such filing may reasonably be deemed necessary by Secured Party.
     2.4 Discharge of Liens. Assignor shall pay any indebtedness which may be secured by a lien or charge upon the Pledged OP Units and otherwise keep the Pledged OP Units free of unpaid charges; upon request, Assignor shall deliver to Secured Party reasonably satisfactory evidence of any such payment. Upon the occurrence of an Event of Default (defined below) relating to any such payment, Secured Party may, but is not obligated to, make any payment required of Assignor in the protection of the Pledged OP Units and purchase, discharge, compromise or settle any lien or other title claim, or cause same to be bonded or insured over in a manner satisfactory to Secured Party, or redeem from any sale or foreclosure affecting the Pledged OP Units, or contest any tax or assessment. All money advanced by Secured Party for any of the purposes stated in this Agreement or for the protection of the Pledged OP Units or of the lien of Secured Party therein (whether or not described in this Agreement), or in the enforcement (judicially or otherwise) of its rights hereunder, and all reasonable expenses paid or incurred in connection therewith shall be indebtedness secured by the security interest created by this Agreement and become immediately due and payable without notice and with interest thereon at a rate equal to eight percent (8%) per year.
     2.5 Partnership Agreement. Assignor hereby represents to the best of his knowledge after due inquiry that the Partnership Agreement and the Certificate of Limited Partnership of the Partnership (the “Certificate”), heretofore delivered to Secured Party, accurately state the terms of the Partnership’s organization as a limited partnership and that the Partnership Agreement and the Certificate as of the date of this Agreement are in full force and effect.
     2.6 No Conflict or Breach. Other than the consent of the General Partner of the Partnership (which has been obtained and a copy delivered to Secured Party), neither the execution and delivery of this Agreement by Assignor nor the fulfillment of the terms and provisions hereof require the consent of any third party (including, without limitation, any lender), nor will same result in a breach of any of the terms or provisions of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, will result in a breach of or constitute a default under, (a) the Partnership Agreement or (b) any other agreement, indenture, mortgage, deed of trust, equipment lease, instrument or other document to which either Assignor or the Partnership is a party which (i) would have a material adverse effect on Assignor or the Partnership, (ii) conflict with any law, order, rule or regulation applicable to either Assignor or the Partnership of any court or any federal or state government, regulatory body or administrative agency, or any other governmental body having jurisdiction over either Assignor or the Partnership or its properties, or (iii) conflict with the Partnership Agreement.
ARTICLE III. DEFAULTS AND REMEDIES
     3.1 Defaults. The occurrence of any one or more of the following events or conditions shall constitute an event of default (“Event of Default”) under this Agreement:
     (a) Assignor fails to timely make an Installment and such failure continues for a period of thirty (30) days after written notice thereof from Secured Party to Assignor; or
     (b) Assignor fails in any material respect to keep or perform any of its agreements, undertakings, obligations, covenants or conditions under this Agreement and such failure continues for a period of thirty (30) days after written notice thereof from Secured Party to Assignor provided, that if such failure cannot, because of its nature, be cured with said thirty (30) day period, then, if Assignor commences curing such failure within said thirty (30) day period and continues to attempt to cure such failure, Assignor shall have up to an additional ninety (90) day period to cure such failure.
     (c) Assignor files a petition for relief under the Bankruptcy Code of 1978, as amended (the “Bankruptcy Code”) or under any other present or future state or federal law regarding bankruptcy, reorganization or other debtor relief law, which filing is not dismissed within ten (10) days of filing; or the failure by Assignor obtain the dismissal or stay, within sixty (60) days after the commencement thereof, of any bankruptcy, reorganization or insolvency proceeding, or other proceeding under any bankruptcy, reorganization or other debtor relief law, instituted against him by one or more third parties
     3.2 Remedies. Upon the occurrence of an Event of Default hereunder, Secured Party may (i) to the extent permitted by the Partnership Agreement and the Code sell the Pledged OP Units, or any part thereof, at a public or private sale conducted in accordance with the Code, for cash, at their fair market value, (ii) redeem or cause Assignor to redeem any or all of the Pledged OP Units in accordance with the terms of the Partnership Agreement for common share beneficial interests in COPT and thereafter either hold or sell any or all such common share beneficial interests of COPT as Secured Party may then decide in its discretion by giving written notice of such election to Assignor, or (iii) continue to hold the Pledged OP Units. Secured Party shall not be liable for any failure to demand, collect or realize on all or any part of the Pledged OP Units or for any delay in doing so. The remedies herein are cumulative and addition to any other remedies as may be available in law or equity, and to the extent permitted by law, may be exercised concurrently or separately, and the exercise of any one shall not preclude the exercise of any other.
     3.3 Protection of Collateral. At any time after the occurrence and during the pendency of an Event of Default, Secured Party shall have the right to make any payments and do any other acts Secured Party may deem necessary to protect its security interest in the Pledged OP Units, including, without limitation, the rights to pay, purchase, contest or compromise any encumbrance, charge or lien which in the judgment of Secured Party appears to be prior to or superior to the security interest granted hereunder, and appear in and defend any action or proceeding purporting to affect its security interest in and/or the value of the Pledged OP Units, and in exercising any such powers or authority, the right to pay all expenses incurred in connection therewith, including attorneys’ fees. Assignor hereby agrees to reimburse Secured Party from the Pledged OP Units for all reasonable payments made and expenses incurred by Secured Party in connection with the exercise of Secured Party’s rights under this Section 3.3, which amounts shall be secured under this Agreement, and agrees they shall be bound by any payment made or act taken by Secured Party hereunder. Secured Party shall have no obligation to make any of the foregoing payments or perform any of the foregoing acts.
     3.4 Power of Attorney. Assignor hereby irrevocably appoints and instructs Secured Party as its attorney-in-fact, with full authority in the place and stead of Assignor and in the name of Assignor, Secured Party or otherwise, to, for so long as there may be an Event of Default, to exercise any and all rights of Assignor with respect to the Pledged OP Units, including, without limitation, to request a redemption of the Pledged OP Units for common share beneficial interests in COPT pursuant to the Partnership Agreement. This power of attorney, being coupled with an interest, is irrevocable until the date upon which the Obligations have been satisfied in full.
     3.5 Payment of UBIT Liability of Secured Party. In the event Secured Party is liable for federal income tax under Section 511 of the Internal Revenue Code of 1986, as amended (or any successor internal revenue law) or analogous State of Hawaii income tax under Hawaii Revised Statutes Chapter 235 (or any successor Hawaii state income tax) (collectively “UBIT”) as a result of the pledge of Assignor’s interest in the Pledged OP Units or the exercise of any remedy permitted Secured Party hereunder, including without limitation, the receipt of income subject to UBIT as a result of holding, as assignee or otherwise, the Pledged OP Units or, UBIT as a result of a redemption of Pledged OP Units and receipt of common share beneficial interests in COPT in respect thereof (whether by Assignor or Secured Party), then, in such event, Assignor shall be liable to Secured Party for all such UBIT due and payable by Secured Party on a “grossed-up basis’, which would include any and all additional tax as may be due as a result of Assignor’s reimbursement to Secured party of such UBIT liability; provided, however, that Assignor shall have no liability under this Section 3.5 in the event Secured Party fails to exercise its rights under Section 3.2(ii) or Section 3.4 so as to fail to cause Assignor to redeem or itself redeem all of the Pledged OP Units and transpose them into common share beneficial interests in COPT prior to selling and assuming ownership of the collateral provided hereunder, or otherwise fails to take any other reasonable steps to prevent Secured Party from incurring UBIT. Notwithstanding the foregoing if, through no fault on its part, and notwithstanding its reasonable good faith efforts to do so, Secured Party is unable to redeem the Pledged OP Units and transpose them into common share beneficial interests in COPT, through the failure or refusal, of the Partnership or COPT as its General Partner, with or without cause (except for a substantively or procedurally improper or deficient request for redemption from Assignor) to process a properly requested redemption, then in such event Assignor shall have liability under this Section 3.5, as above provided, without regard to Secured Party’s having failed to redeem the Pledged OP Units as above required. A delay in effectuating a redemption of Pledged OP Units due to the existence and enforcement of a generally imposed redemption blackout period under the Partnership Agreement shall not constitute a failure or refusal by the Partnership or COPT as its General Partner to process a requested redemption or otherwise give rise to UBIT liability on the part of Assignor.
     3.6 Assignor Liable for Any Deficiency on After-UBIT Basis. If the proceeds from any sale or other disposition of the Pledged OP Units, with proceeds for this purpose being defined to include the fair market value of any common share beneficial interests in COPT received by Secured Party in the event of a redemption of the Pledged OP Units, each determined on an “after-UBIT basis” (as defined below) are insufficient to pay the outstanding amount of the Obligations or any Installment then due and owing, then, in such event, Assignor shall be liable for any such deficiency and the fees and costs (including reasonable attorneys’ fees) incurred by Secured Party to collect such deficiency. For purposes of the foregoing, “after-UBIT basis” shall mean the amount of sales proceeds of the Pledged OP Units or the fair market value of common share beneficial interests in COPT received by Secured Party as a result of a redemption of the Pledged OP Units, less any UBIT (but not any other Federal or state taxes) payable in connection with the receipt of either by Secured Party, which UBIT has not been otherwise reimbursed by Assignor pursuant to Section 3.5 hereof. Notwithstanding the foregoing, “after-UBIT basis” shall not take into account, and Assignor shall have no liability for any UBIT payable by Secured Party as a result of, Secured Party’s failure to exercise its rights under Section 3.2(ii) or Section 3.4 above, or any other failure on the part of Secured Party to take any other reasonable steps to prevent Secured Party from incurring UBIT. In addition, in the event Secured Party loses or suffers any impairment of its tax exempt status, Assignor shall have no additional liability resulting from or related to Secured Party’s tax status; provided, however, that if, through no fault on its part, and notwithstanding its reasonable good faith efforts to do so, Secured Party is unable to redeem the Pledged OP Units and transpose them into common share beneficial interests in COPT, through the failure or refusal of the Partnership or COPT as its General Partner, with or without cause (except for a substantively or procedurally improper or deficient request for redemption from Assignor) to process a properly requested redemption, then in such event Assignor shall have liability under this Section 3.5, as above provided, without regard to Secured Party’s having failed to redeem the Pledged OP Units as above required. A delay in effectuating a redemption of Pledged OP Units due to the existence and enforcement of a generally imposed redemption blackout period under the Partnership Agreement shall not constitute a failure or refusal by the Partnership or COPT as its General Partner to process a requested redemption or otherwise give rise to UBIT liability on the part of Assignor.

ARTICLE IV. MISCELLANEOUS PROVISIONS
     4.1 Notices. Any notice which either party hereto may be required or may desire to give hereunder shall be deemed to have been given if in writing and if delivered personally, or if mailed, postage prepaid, by United States registered or certified mail, return receipt requested, or if delivered by a responsible overnight courier, addressed:

if to Assignor:	The Shidler Group
810 Richards Street
Suite 1000
Honolulu, HI 96813
Attn: Jay H. Shidler

with a copy to:	Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 W. Wacker Drive, Suite 2700
Chicago, Illinois 60606
Attn: Howard A. Nagelberg, Esq.

if to Secured Party:	University of Hawai`i Foundation
2444 Dole Street, Bachman Hall 101
Honolulu, Hawaii 96822
Attn: William R. King, VP and CFO

with a copy to:	Schlack Ito Lockwood Piper & Elkind LLLC
745 Fort Street, Suite 1500
Honolulu, Hawaii 96813
Attn: Jeffrey S. Piper, Esq.
or to such other address or addresses as the party to be given notice may have furnished in writing to the party seeking or desiring to give notice, as a place for the giving of notice, provided that no change in address shall be effective until seven (7) days after being given to the other party in the manner provided for above. Any notice given in accordance with the foregoing shall be deemed given when delivered personally or, if mailed, three (3) business days after it shall have been deposited in the United States mails as aforesaid or, if sent by overnight courier, the business day following the date of delivery to such courier.
     4.2 Headings. The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Security Agreement or any provision hereof.
     4.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, except to the extent preempted by Federal laws. Assignor and all persons and entities in any manner obligated to Secured Party hereunder consent to the jurisdiction of any Federal or State Court within the State of Delaware having proper venue and also consent to service of process by any means authorized by Delaware or Federal law.
     4.4 Amendments. This Agreement or any provision hereof may be changed, waived, or terminated only by a statement in writing signed by the party against which such change, waiver or termination is sought to be enforced.
     4.5 No Waiver. No delay in enforcing or failure to enforce any right under this Agreement by Secured Party shall constitute a waiver by Secured Party of such right. No waiver by Secured Party of any default hereunder shall be effective unless in writing, nor shall any waiver operate as a waiver of any other default or of the same default on a future occasion.
     4.6 Binding Agreement. All rights of Secured Party hereunder shall inure to the benefit of its successors and assigns. Assignor may not assign any of its interest under this Agreement without the prior written consent of Secured Party. Any purported assignment inconsistent with this provision shall, at the option of Secured Party, be null and void.
     4.7 Entire Agreement. This Agreement, together with any other agreement executed in connection herewith, is intended by the parties as a final expression of their agreement and is intended as a complete and exclusive statement of the terms and conditions thereof.
     4.8 Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or to seek damages for a breach of any provision hereof, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to any other available remedy.
     4.9 Severability. If any provision of this Agreement should be found to be invalid or unenforceable, all of the other provisions shall nonetheless remain in full force and effect to the maximum extent permitted by law.
     4.10 Survival of Provisions. All representations, warranties and covenants of Assignor contained herein shall survive the execution and delivery of this Agreement, and shall terminate only upon the full and final satisfaction by Assignor of its obligations hereunder and of the Obligations.
     4.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same agreement.
[SIGNATURE PAGES TO FOLLOW]

     IN WITNESS WHEREOF, Assignor has caused this Agreement to be executed by its duly authorized representative as of the date first above written.

“ASSIGNOR”	/s/ Jay H. Shidler JAY H. SHIDLER, an individual

“SECURED PARTY”	UNIVERSITY OF HAWAI`I FOUNDATION, a Hawaii nonprofit corporation

By: /s/ Donna Vuchinich

Name: Donna Vuchinich Title: President

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